SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Electronics For Imaging, Inc.

(Name of Subject Company (Issuer))

Electronics For Imaging, Inc.

(Name of Filing Person (Offeror))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

286082102

(CUSIP Number of Class of Securities)

John Ritchie

Electronics For Imaging, Inc.

303 Velocity Way

Foster City, California 94404-4803

(650) 357-3500

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of the Filing Person)

With a copy to:

C. Brophy Christensen, Esq.

O’Melveny & Myers LLP

Two Embarcadero Center, 28th Floor

San Francisco, California 94111

(415) 984-8700

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$70,000,000	$4,103

*	Maximum valuation of the transaction.
**	The amount of the filing fee equals: (i) $55.80 per $1,000,000 of the aggregate amount of the maximum valuation of the transaction (i.e., $57,375,000), which was previously paid with the initial filing of the Schedule TO on November 20, 2009, as calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, and Fee Rate Advisory #3 for fiscal year 2010, issued on October 30, 2009; and (ii) $71.30 per $1,000,000 of the aggregate amount of the additional amount of shares being repurchased (i.e., $12,625,000), which was previously paid with the filing of Amendment No. 2 to Schedule TO on December 21, 2009, as calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, and Fee Rate Advisory #4 for fiscal year 2010, issued on December 17, 2009. The Transaction Valuation set forth above was calculated for the sole purpose of determining the filing fee and should not be used for any other purpose.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $3,202	Filing Party: Electronics For Imaging, Inc.
Form or Registration No.: Schedule TO	Date Filed: November 20, 2009

Amount Previously Paid: $901	Filing Party: Electronics For Imaging, Inc.
Form or Registration No.: Amendment No. 2 to Schedule TO	Date Filed: December 21, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:    ☐

INTRODUCTION

This Amendment No. 3 (this “Amendment No. 3”) amends and supplements the Tender Offer Statement on Schedule TO (the “Original Schedule TO”) originally filed by Electronics For Imaging, Inc., a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 20, 2009, as amended by that certain Amendment No. 1 to the Tender Offer Statement on Schedule TO filed with the SEC on December 4, 2009 (“Amendment No. 1”) and that certain Amendment No. 2 to the Tender Offer Statement on Schedule TO filed with the SEC on December 21, 2009 (“Amendment No. 2” and, together with the Original Schedule TO and Amendment No. 1, the “Schedule TO”). The Schedule TO relates to the offer (the “Offer”) by the Company to purchase up to 4,500,000 shares of its common stock, par value $0.01 per share, at a price not greater than $12.75 nor less than $11.25 per share (in multiples of $0.10 per share), to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase dated November 20, 2009 (the “Offer to Purchase”), the related Letter of Transmittal (the “Letter of Transmittal”) and other related tender offer materials.

Only those items amended are reported in this Amendment No. 3. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 3 does not modify any of the information previously reported on Schedule TO.

The Offer expired at 12:00 midnight, New York City time, on December 18, 2009. This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) of the Securities Exchange Act of 1934, as amended.

ITEM 11.	ADDITIONAL INFORMATION.

Item 11(a) of the Schedule TO is hereby amended and supplemented by adding the following:

On December 24, 2009, the Company issued a press release announcing the final results of the Offer, which expired at 12:00 midnight, New York City time, on December 18, 2009. A copy of the press release is filed as Exhibit (a)(1)(xi) to the Schedule TO and is incorporated herein by reference.

ITEM 12.	EXHIBITS.

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase, dated November 20, 2009.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 20, 2009.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 20, 2009.

(a)(1)(vi)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Press Release, dated October 28, 2009. (1)

(a)(1)(viii)*	Press Release, dated November 20, 2009.

(a)(1)(ix)*	Email to all employees from John Ritchie, the Company’s Chief Financial Officer, dated November 20, 2009.

(a)(1)(x)**	Press Release, dated December 21, 2009.

(a)(1)(xi)***	Press Release, dated December 24, 2009.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.
**	Previously filed with Amendment No. 2 to Schedule TO.
***	Filed herewith.
(1)	Incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K (SEC File No. 000-18805) filed with the SEC on October 28, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 24, 2009	Electronics For Imaging, Inc.

	By:	/s/ JOHN RITCHIE
	Name:	John Ritchie
	Title:	Chief Financial Officer

INDEX OF EXHIBITS

Exhibit Number	Description

(a)(1)(i)*	Offer to Purchase, dated November 20, 2009.

(a)(1)(ii)*	Letter of Transmittal.

(a)(1)(iii)*	Notice of Guaranteed Delivery.

(a)(1)(iv)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 20, 2009.

(a)(1)(v)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, dated November 20, 2009.

(a)(1)(vi)*	Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.

(a)(1)(vii)	Press Release, dated October 28, 2009. (1)

(a)(1)(viii)*	Press Release, dated November 20, 2009.

(a)(1)(ix)*	Email to all employees from John Ritchie, the Company’s Chief Financial Officer, dated November 20, 2009.

(a)(1)(x)**	Press Release, dated December 21, 2009.

(a)(1)(xi)***	Press Release, dated December 24, 2009.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed with the Schedule TO.
**	Previously filed with Amendment No. 2 to Schedule TO.
***	Filed herewith.
(1)	Incorporated by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K (SEC File No. 000-18805) filed with the SEC on October 28, 2009.